# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tripadvisor, Inc., CIK 0001526520
CUSIP: 896945201
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001606745
Persons authorized to receive notices and communications: Seth J. Kalvert, Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts (MA), 02494, (781) 800-5000

## Reporting persons
- Liberty TripAdvisor Holdings, Inc. (CIK 0001606745): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.001 per share
Name of issuer: Tripadvisor, Inc.
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Comment: This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 9 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the "Reporting Person"), with respect to Tripadvisor, Inc., a Nevada corporation (the "Issuer"), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on November 20, 2019, Amendment No. 3 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 16, 2020, Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 24, 2021, Amendment No. 5 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on August 12, 2022, Amendment No. 6 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on February 12, 2024, Amendment No. 7 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on May 8, 2024 and Amendment No. 8 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on December 20, 2024 (collectively, the "Schedule 13D" and together with this Amendment, the "Statement"). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 29, 2025, the Combination was consummated pursuant to the terms of the Merger Agreement. As a result of the Combination, the Reporting Person merged into ParentSub LLC, with ParentSub LLC surviving as the surviving company and a wholly-owned subsidiary of the Issuer. Also, in connection with the Combination, all of the Issuer Shares owned by the Reporting Person were retired by the Issuer, and the Reporting Person ceased to be the owner of any Issuer Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As described in Item 4 hereof, the Reporting Person does not own any Issuer Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As described in Item 4 hereof, the Reporting Person does not own any Issuer Shares.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Amendment, the Reporting Person has not effected any transactions with respect to the Common Stock or Class B Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 29, 2025, the Reporting Person ceased to be the beneficial owner of five percent or more of the outstanding Issuer Shares.

## Signatures
- Liberty TripAdvisor Holdings, Inc.: /s/ Seth. J Kalvert, Seth. J Kalvert, President and Secretary of TellurideSub LLC, as successor by merger to Liberty TripAdvisor, Inc. (04/29/2025)